UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In February and March 2017, Sanofi issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 27, 2017: Sanofi and Lonza Enter into a strategic Partnership to Establish a Large-Scale Biologics Production Facility

Exhibit 99.2	Press release dated March 2, 2017: Sanofi’s Board of Directors Proposes Appointment of Melanie Lee, PhD and Bernard Charlès as New Independent Directors

Exhibit 99.3	Press release dated March 3, 2017: Sanofi Pasteur and MedImmune Collaborate on Monoclonal Antibody to Prevent Illnesses Associated with RSV

Exhibit 99.4	Press release dated March 3, 2017: Filing of the 2016 U.S. Form 20-F and French “Document de Référence” containing the Annual Financial Report

Exhibit 99.5	Press release dated March 4, 2017: Sanofi and Regeneron Announce Presentation of Positive Data from Long-Term Pivotal Phase 3 CHRONOS Study of Dupixent® (dupilumab) in Moderate-to-Severe Atopic Dermatitis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2017	SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 27, 2017: Sanofi and Lonza Enter into a strategic Partnership to Establish a Large-Scale Biologics Production Facility

Exhibit 99.2	Press release dated March 2, 2017: Sanofi’s Board of Directors Proposes Appointment of Melanie Lee, PhD and Bernard Charlès as New Independent Directors

Exhibit 99.3	Press release dated March 3, 2017: Sanofi Pasteur and MedImmune Collaborate on Monoclonal Antibody to Prevent Illnesses Associated with RSV

Exhibit 99.4	Press release dated March 3, 2017: Filing of the 2016 U.S. Form 20-F and French “Document de Référence” containing the Annual Financial Report

Exhibit 99.5	Press release dated March 4, 2017: Sanofi and Regeneron Announce Presentation of Positive Data from Long-Term Pivotal Phase 3 CHRONOS Study of Dupixent® (dupilumab) in Moderate-to-Severe Atopic Dermatitis

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